Exhibit 4.1

DIVIDEND REINVESTMENT PLAN

Adopted as of June 1, 2018

Lodging Fund REIT III, Inc., a Maryland corporation (the “Company”), has adopted this Dividend Reinvestment Plan (the “DRP”), the terms and conditions of which are set forth below. Capitalized terms will have the same meaning as set forth in the Company’s articles of amendment and restatement (the “Charter”) unless otherwise defined herein.

1.                                      Number of Shares Issuable. The number of shares of Common Stock authorized for issuance under the DRP will not exceed the number of shares of Common Stock which have been authorized by the Board of Directors for issuance under the Company’s then-effective offering but which have not been issued.

2.                                      Participants. “Participants” are the holders of the Company’s shares of Common Stock who elect to participate in the DRP.

3.                                      Dividend Reinvestment. Exclusive of dividends and other distributions that the Company’s Board of Directors designates as ineligible for reinvestment through the DRP, the Company will apply that portion (as designated by a Participant) of the dividends and other distributions (“Distributions”) declared and paid in respect of a Participant’s shares of Common Stock to the purchase of additional shares of Common Stock for such Participant.  The Company will not pay selling commissions on shares of Common Stock purchased through the DRP.

4.                                      Procedures for Participation.  Qualifying stockholders of the Company may elect to become Participants or to increase participation in the DRP by completing and executing a subscription agreement, an enrollment form or any other Company approved authorization form as may be available from the Company.  Participation in the DRP will begin with the next Distribution payable after receipt of a Participant’s subscription agreement, enrollment form or other Company approved authorization form.  Shares will be purchased under the DRP on the date that the Company makes a Distribution.  Distributions will be paid upon the terms as authorized and declared by the Company’s Board of Directors.

5.                                      Purchase of Shares.  Participants will acquire Common Stock at a price per share equal to 95% of the price to acquire a share of Common Stock in the Company’s then-effective or most recently effective offering (ignoring any discounts that may be available to certain investors).  Once the Company establishes a new net asset value per share of Common Stock (the “Share NAV”), Participants will acquire shares of Common Stock at a price equal to 95% of the then-current Share NAV, as determined by the Company’s advisor and Board of Directors for that purpose.  Participants in the DRP will purchase fractional shares so that 100% of the Distributions designated for reinvestment by the Participants will be used to acquire shares of Common Stock.  However, a Participant will not be able to acquire shares of Common Stock under the DRP to the extent such purchase would cause it to exceed limits set forth in the Charter.

6.                                      Taxation of Distributions.  The reinvestment of Distributions in the DRP does not relieve Participants of any taxes that may be payable as a result of those Distributions and their reinvestment pursuant to the terms of this DRP.

7.                                      No Share Certificates.  The shares of Common Stock issuable under the DRP will be uncertificated unless the Board of Directors determines otherwise.

8.                                      Voting of DRP Shares.  In connection with any matter requiring the vote of the Company’s stockholders, each Participant will be entitled to vote all shares of Common Stock acquired by the Participant through the DRP.

9.                                      Reports.  Within 90 days after the end of each calendar year, the Company will provide each Participant with (i) an individualized report on the Participant’s investment, including the purchase date(s), purchase price and number of shares of Common Stock owned, as well as the amount of Distributions received during the prior year and (ii) all material information regarding the DRP and the effect of reinvesting dividends, including the tax consequences thereof.  The Company will provide such information reasonably requested by a participating broker-dealer in order for the participating broker-dealer to meet its obligations to deliver written notification to Participants of the information required by Rule 10b-10(b) promulgated under the Securities Exchange Act of 1934, as amended.

10.                               Termination by Participant.  A Participant may terminate participation in the DRP at any time by delivering to the Company a written termination notice.  To be effective for any Distribution, such termination notice must be received by the Company at least 15 days prior to the last business day of the month to which the Distribution relates.  Any transfer of shares of Common Stock by a Participant will terminate participation in the DRP with respect to the transferred shares. Upon termination of a stockholder’s participation in the DRP, Distributions will be distributed to such stockholder in cash.

11.                               Termination by Company; Accredited Investor Status.  Participants are required to immediately notify the Company in the event that the Participant no longer meets the qualifications of an “accredited investor” as defined in Rule 501 of Regulation D under the Securities Act.  Notice to the Company may be made via email to Investor Relations at investorrelations@lodgingfund.com or via written notice addressed to:  Lodging Fund REIT III, Inc., Attention Investor Relations, 1635 43rd Street South, Suite 205, Fargo, ND 58103.  If a Participant no longer qualifies as an accredited investor, the Company will immediately terminate such Participant’s participation in the DRP without any action on the part of the Participant.

12.                               Amendment or Termination of DRP by the Company.  The Company may amend or terminate the DRP for any reason upon 10 days’ notice to the Participants, which will be made pursuant to a separate mailing to all Participants.

13.                               Liability of the Company.  The Company will not be liable for any act done in good faith, or for any good faith omission to act.

14.                               Governing Law.  The DRP will be governed by the laws of the State of Maryland.